Exhibit (a)(5)(A)(i)
Ad-Hoc Release
Celanese AG was informed that the main shareholder Celanese Europe Holding GmbH & Co. KG has reached an agreement with Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers LLC on the purchase of the shares in Celanese AG managed by the funds for a price of EUR 51.00 per non-par value share of Celanese AG and an additional purchase price of €2 per share as settlement consideration. Upon consummation of the agreement, Celanese Europe Holding GmbH & Co. KG will hold more than 95 % of the voting rights in the general meeting of Celanese AG. At the same time, Celanese Europe Holding GmbH & Co. KG undertook vis-à-vis the funds, subject to compliance with applicable law, to increase the compensation of EUR 41.92 per non-par value share of Celanese AG set forth in the domination and profit and loss transfer agreement dated June 22, 2004 by EUR 9.08 to EUR 51.00 for all outside shareholders who waive their right to conduct special award proceedings (Spruchverfahren) and their right to the result of such proceedings by September 29, 2005. Celanese Europe Holding GmbH & Co. KG will publish further details of the improved compensation offer in an appropriate way.